Jefferies LLC 520 Madison Avenue New York, New York 10022	Cowen and Company, LLC 599 Lexington Avenue New York, New York 10022	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010	William Blair & Company, L.L.C. 150 North Riverside Plaza Chicago, Illinois 60606

VIA EDGAR

March 23, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kasey Robinson

Suzanne Hayes

Re:	Ikena Oncology, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-253919

Dear Ms. Robinson,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that approximately 1,725 copies of the preliminary prospectus included in the above referenced registration statement (the “Registration Statement”) were distributed during the period March 22, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Ikena Oncology, Inc. for acceleration of the effective date of the Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on March 25, 2021, or as soon thereafter as practicable.

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Very truly yours,

By:	JEFFERIES LLC

By:	/s/ Charlie Glazer
Name: Charlie Glazer
Title: Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Mariel A. Healy
Name: Mariel A. Healy
Title: Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Rebecca Kotkin
Name: Rebecca Kotkin
Title: Director

By:	WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name: Steve Maletzky
Title: Partner, Head of Equity Capital Markets

[Signature page to Acceleration Request Letter]